14049212

SEC
Mail Processing
Section

MAR 04 2014

Washington DC
404

A5
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 65711 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dearborn Capital Markets Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3065 East Corporate Edge Drive
(No. and Street)

| Germantown | TN | 38138 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Van Vulpen — 901.756.5226
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds, Bone & Griesbeck PLC
(Name – *if individual, state last, first, middle name*)

| 5100 Wheelis Drive, Ste. 300 | Memphis | TN | 38117 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB
3/26

# OATH OR AFFIRMATION

I, Andrew Van Vulpen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dearborn Capital Markets Group, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

My Commission Expires 02/13/2016

MICHELLE CARROLL
STATE OF TENNESSEE NOTARY PUBLIC
SHELBY COUNTY

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# DEARBORN CAPITAL MARKETS GROUP, LLC

## FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

## DECEMBER 31, 2013

# TABLE OF CONTENTS

*Dearborn Capital Markets Group, LLC*
*December 31, 2013*

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
Dearborn Capital Markets Group, LLC
Germantown, Tennessee

We have audited the accompanying financial statements of Dearborn Capital Markets Group, LLC, a Tennessee limited liability company, (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of comprehensive income (loss), changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

*Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

*Auditor's Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Clark Centre
5100 Wheelis Drive, Suite 300
Memphis, Tennessee 38117-4558
www.rbgcpa.com

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

*Opinion*

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dearborn Capital Markets Group, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Report on Supplementary Information**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

Reynolds, Bone & Griesbeck PLC

February 24, 2014

## STATEMENT OF FINANCIAL CONDITION

*Dearborn Capital Markets Group, LLC*
*December 31, 2013*

---

**ASSETS**

| | | |
|---|---|---|
| Cash | $ | 16,723 |
| Deposit with clearing broker | | 147,139 |
| Due from broker | | 21,702 |
| Corporate equity securities | | 38,933 |
| Equipment, net | | 1,814 |
| Other assets | | 2,258 |
| Total assets | $ | 228,569 |

**LIABILITIES AND MEMBER'S EQUITY**

| | | |
|---|---|---|
| Liabilities | $ | - |
| Member's equity | | 228,569 |
| Total liabilities and member's equity | $ | 228,569 |

*See notes to financial statements.*

## STATEMENT OF COMPREHENSIVE INCOME (LOSS)

*Dearborn Capital Markets Group, LLC*
*Year Ended December 31, 2013*

| | |
|---|---|
| Revenues | |
| Commissions | $ 364,299 |
| Interest and dividend income | 1,365 |
| | 365,664 |
| Expenses | |
| Employee compensation and benefits | 284,976 |
| Clearing fees | 30,077 |
| Communications and information services | 43,258 |
| Occupancy | 6,463 |
| Regulatory fees | 4,573 |
| Professional fees | 5,150 |
| Other operating expenses | 13,628 |
| | 388,125 |
| Net loss | (22,461) |
| Other comprehensive income: | |
| Unrealized holding gains on securities available for sale | 8,003 |
| Comprehensive loss | $ (14,458) |

*See notes to financial statements.*

## STATEMENT OF CHANGES IN MEMBER'S EQUITY

*Dearborn Capital Markets Group, LLC*
*Year Ended December 31, 2013*

| | Member's Equity Account | Accumulated Other Comprehensive Income (Loss) | Total Member's Equity |
|---|---|---|---|
| Balance at January 1, 2013 | $ 244,325 | $ (1,298) | $ 243,027 |
| Net loss | (22,461) | - | (22,461) |
| Other comprehensive income | - | 8,003 | 8,003 |
| Balance at December 31, 2013 | $ 221,864 | $ 6,705 | $ 228,569 |

*See notes to financial statements.*

## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

*Dearborn Capital Markets Group, LLC*
*Year Ended December 31, 2013*

| | |
|---|---|
| Subordinated liabilities at January 1, 2013 | $ - |
| No activity during year | - |
| Subordinated liabilities at December 31, 2013 | $ - |

*See notes to financial statements.*

## STATEMENT OF CASH FLOWS

*Dearborn Capital Markets Group, LLC*
*Year Ended December 31, 2013*

| | |
|---|---|
| Cash flows from operating activities | |
| Net loss | $ (22,461) |
| Adjustments to reconcile net income to net cash used for operating activities: | |
| Depreciation | 842 |
| Changes in operating assets and liabilities: | |
| Deposit with clearing broker | 5,135 |
| Due from broker | 56,870 |
| Other assets | (1,340) |
| Commissions payable | (28,779) |
| Payroll taxes payable | (17,361) |
| Net cash used for operating activities | (7,094) |
| Cash at beginning of year | 23,817 |
| Cash at end of year | $ 16,723 |

Supplemental cash flow disclosures:

| | |
|---|---|
| Change in net unrealized securities gains | $ 8,003 |

*See notes to financial statements.*

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Nature of Operations*

Dearborn Capital Markets Group, LLC (the Company), a Tennessee limited liability company formed on July 25, 2002, operates in Tennessee as a Securities and Exchange Commission (SEC) registered broker-dealer and a member of the Financial Industry Regulatory Authority (FINRA). The Company began operations as a registered broker-dealer in May 2003.

The Company has an agreement (Clearing Agreement) with a clearing broker to clear securities transactions, carry customer accounts on a fully disclosed basis, and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Clearing Agreement may be cancelled by either party 60 days after receipt of written notice.

*Limited Liability Company/Income Taxes*

The financial statements include only those assets, liabilities and results of operations that relate to the business of Dearborn Capital Markets Group, LLC. The financial statements do not include any assets, liabilities, revenues or expenses attributable to the member's individual activities. As a limited liability company, the member's liability is limited to amounts reflected in its member account.

As a single-member limited liability company, the net income of the Company is not subject to federal and Tennessee income tax. The member reports the net income of the Company on the member's income tax return.

The Company accounts for uncertain tax positions in accordance with generally accepted accounting principles (GAAP). No amounts have been recognized or disclosed as a result of this implementation. The Company would record interest expense and penalties related to uncertain tax positions as interest expense and other operating expense, respectively. Income tax returns for 2010 and subsequent years are subject to examination by taxing authorities.

*Securities Transactions*

In the ordinary course of business, the Company purchases and sells various types of bonds from other dealers for its customers. All of the Company's securities transactions are recorded on the trade date, as if they had settled. Commissions are recognized as the related services are performed.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

*Continued*

*Investment Securities*

Corporate equity securities are classified as available for sale and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

*Equipment*

Equipment is stated at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets.

*Use of Estimates*

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Material estimates, that are particularly susceptible to significant change in the near future, relate to the determination of the fair value of corporate equity securities. The fair value of corporate equity securities is obtained by management from third party providers. These valuations are subject to fluctuations caused by current market conditions and other matters. It is reasonably possible that the fair value of corporate equity securities could change materially in the near term.

*Comprehensive Income*

GAAP requires that recognized revenues, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains on available for sale securities, are reported as a component of member's equity, such items, along with net income (loss), are components of comprehensive income.

*Fair Value of Assets and Liabilities*

GAAP defines fair value and establishes a framework for measuring fair value. Fair value measurements apply to financial assets and liabilities recognized at fair value on a recurring basis or nonrecurring basis, as well as to non-financial assets and liabilities which are re-measured at least annually.

GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable market data, when available, and minimizes the use of unobservable inputs when determining fair value. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Company's assumptions about the assumptions market participants would use in pricing an asset or liability based on the best information available in the circumstances.

*Continued*

Assets and liabilities measured at fair value are grouped into three broad levels based on the reliability of valuation inputs used to determine fair value as follows:

- Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities.
- Level 2: Inputs other than quoted prices included in Level 1 that are observable for assets or liabilities, either directly or indirectly. These inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and modeling techniques based on inputs that are observable for the assets or liabilities.
- Level 3: Unobservable inputs that reflect the reporting entity's own assumptions that market participants would use in pricing the assets or liabilities.

The availability of observable inputs varies from product to product and is affected by a variety of factors, including the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

*Recent Accounting Pronouncements*

In February 2013, the FASB issued Accounting Standards Update (ASU) No. 2013-02, *Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.* The update does not change the current requirements for reporting net income or other comprehensive income in financial statements. The amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts. The amendments in the update are effective for nonpublic entities for reporting periods beginning after December 15, 2013. The adoption of this guidance in future periods will not have an impact on the Company's financial position or results of operations.

*Subsequent Events*

Management has reviewed events occurring through February 24, 2014, the date the financial statements were available to be issued. The Company has determined that there are no subsequent events that require disclosure in the financial statements.

*Continued*

## 2. CORPORATE EQUITY SECURITIES

The amortized cost and fair values of corporate equity securities, with gross unrealized gains and losses, follows:

| | Available For Sale | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| Corporate equity securities | $ 32,228 | $ 6,705 | $ - | $ 38,933 |

## 3. EQUIPMENT

A summary of equipment follows:

| | |
|---|---|
| Equipment | $ 8,674 |
| Less accumulated depreciation | 6,860 |
| | $ 1,814 |

## 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $215,714, which was $115,714 in excess of its required net capital of $100,000.

## 5. RELATED PARTY TRANSACTIONS

Compensation paid to the Company's member in 2013 totaled $148,876.

## 6. COMMITMENTS

The Company operates in premises leased on a month-to-month basis. Rent expense for the year 2013 was $6,350.

*Continued*

## 7. FAIR VALUE MEASUREMENTS

The financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 are as follows:

| | Level 1 | Level 2 | Level 3 | Fair Value |
|---|---|---|---|---|
| Corporate equity securities | $ 38,933 | $ - | $ - | $ 38,933 |

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## SCHEDULE I

*Dearborn Capital Markets Group, LLC*
*December 31, 2013*

| | | |
|---|---|---|
| **NET CAPITAL** | | |
| Total member's equity | $ | 228,569 |
| Liabilities subordinated to claims of general creditors allowable in computation of net capital | | - |
| Total capital and allowable subordinated liabilities | | 228,569 |
| Deductions and/or charges for nonallowable assets: | | |
| Equipment, net | | (1,814) |
| Other assets | | (2,258) |
| | | (4,072) |
| Net capital before haircuts on securities positions | | 224,497 |
| Haircuts on securities: | | |
| Contractual securities commitments | | (2,943) |
| Exempted securities | | (5,840) |
| | | (8,783) |
| Net capital | $ | 215,714 |
| **AGGREGATE INDEBTEDNESS COMPUTATION** | | |
| Total aggregate indebtedness | $ | - |
| Percentage of aggregate indebtedness to net capital | | - |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| Minimum net capital required | $ | 100,000 |
| Excess net capital | $ | 115,714 |
| Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required | $ | 95,714 |

No material differences exist between the above computation of net capital under rule 15c3-1 and that filed with the Company's unaudited December 31, 2013 FOCUS report.

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3**
**SCHEDULE II**

*Dearborn Capital Markets Group, LLC*
*December 31, 2013*

---

The Company is exempt from provisions of SEC rule 15c3-3 as an introducing broker or dealer clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. This exemption is in accordance with provisions of SEC rule 15c3-3(k)(2)(ii).

## INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3
## SCHEDULE III

*Dearborn Capital Markets Group, LLC*
*December 31, 2013*

---

The Company is exempt from provisions of SEC rule 15c3-3 as an introducing broker or dealer clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. This exemption is in accordance with provisions of SEC rule 15c3-3(k)(2)(ii).

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
Dearborn Capital Markets Group, LLC
Germantown, Tennessee

In planning and performing our audit of the financial statements of Dearborn Capital Markets Group, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Clark Centre
5100 Wheelis Drive, Suite 300
Memphis, Tennessee 38117-4558
Fax 901-683-5482
Telephone 901-682-2431
www.rbgcpa.com

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reynolds, Bone & Griesbeck PLC

February 24, 2014